Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

FAX: (212) 310-8007

March 31, 2017

VIA EDGAR TRANSMISSION

Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	TPG Pace Energy Holdings Corp.

Draft Registration Statement on Form S-1

Submitted February 28, 2017

CIK No. 0001698990

Dear Mr. Spirgel:

On behalf of our client, TPG Pace Energy Holdings Corp., a Delaware corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 27, 2017, relating to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001698990) confidentially submitted with the Commission on February 28, 2017 (the “Draft Registration Statement”). We are concurrently submitting via EDGAR Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement. The changes reflected in Amendment No. 1 include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. We are sending to the Staff under separate cover copies of Amendment No. 1, including copies marked to show the changes from the version confidentially submitted on February 28, 2017.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1.

Larry Spirgel

Securities and Exchange Commission

March 31, 2017

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company is supplementally providing to the Staff copies of the written communications, as defined in Rule 405 under the Securities Act, that were used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. Such materials were only made available for viewing by such investors during the Company’s presentation. Pursuant to Rule 418 under the Securities Act, such copies shall not be deemed to be filed with, or a part of or included in, the Registration Statement. Additionally, pursuant to Rule 418(b) under the Securities Act, the Company requests that the Staff return copies of such materials to the Company. Other than these materials, the Company has not provided, and it has not authorized any person to provide, any written materials in reliance on Section 5(d) of the Securities Act. The Company will undertake to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of the communications.

2.	Please submit all exhibits as soon as possible, particularly the form of amended and restated certificate of incorporation.

The Company has included certain of the exhibits with Amendment No. 1 and will file all remaining exhibits with subsequent amendments. The Company acknowledges that the Staff will need adequate time to review these documents before effectiveness.

3.	Please identity the underwriter(s) in your next submission or filing of the registration statement.

The Company has revised the disclosure on the front and back cover pages of the prospectus and on page 142 in response to the Staff’s comment.

Summary

Our Company, page 1

4.	You disclose on page 1 that the company was formed to enter into a business combination with one or more businesses in energy or energy related industries. Please revise your disclosure to clarify, as you do in the second risk factor on page 40, that you are not limited to a particular industry, and you may seek to complete a business combination with an operating company in any industry or sector.

The Company has revised the disclosure on pages 4, 44, 78 and F-7 in response to the Staff’s comment.

Larry Spirgel

Securities and Exchange Commission

March 31, 2017

5.	Please revise to include more prominent disclosure cautioning potential investors against relying on assertions about Mr. Chazen’s past performance, particularly during his tenure at another energy company, as indicative of the future performance of TPG Pace Energy Holdings Corp.

The Company has revised the disclosure on pages 34, 45 and 78 in response to the Staff’s comment.

6.	Please discuss whether Mr. Chazen has experience with blank check companies.

The Company has revised the disclosure on pages 4 and 78 in response to the Staff’s comment.

7.	Please specifically address the other contemplated blank check offering sponsored by TPG. Discuss the conflicts and competition between the two companies and the overlapping management. Discuss whether there are procedures in place to resolve conflicts of interest.

The Company has revised the disclosure on pages 4, 28, 78 and 103 in response to the Staff’s comment.

Acquisition Criteria, page 5

8.	Please disclose whether the company may enter into a transaction with a non-U.S. entity, and if so, add a risk factor discussing the challenges associated with ownership and operation of a foreign entity.

The Company has revised the disclosure on pages 4, 44, 59, 60, 78 and F-7 in response to the Staff’s comment.

Manner of Conducting Redemptions, page 18

9.	We note your disclosure that in the event you seek stockholder approval for a business combination, you will complete your initial business combination only if a majority of the outstanding shares of common stock voted are voted in favor of the business combination. Please disclose how this could increase the likelihood that the proposed business combination would be approved. Also disclose what the quorum requirement would be for such a vote and whether the votes of the initial stockholders will count toward satisfying that requirement.

The Company has revised the disclosure on pages 22, 89 and 123 in response to the Staff’s comment.

Larry Spirgel

Securities and Exchange Commission

March 31, 2017

Risk Factors

If we seek stockholder approval of our initial business combination, our initial stockholders, officers and directors have agreed to vote in favor of such initial business combination, regardless of how our public stockholders vote, page 28

10.	We note your disclosure on page 28 that in the event you submit your initial business combination proposal to a stockholder vote, the sponsor has agreed to vote its shares in favor of this business combination. We also note that a business combination subjected to a stockholder vote requires approval of a majority of the outstanding common shares. Please disclose the number and percentage of the shares offered in your registration statement that would be required to vote in favor of a business combination in order for the business combination to be approved, given that at least ten million shares owned by the sponsor are subject to an agreement to vote in favor of the business combination.

The Company has revised the disclosure on pages 15, 31 and 123 in response to the Staff’s comment.

Proposed Business

Our Acquisition Process, page 76

11.	We note your disclosure that each of your officers and directors presently has “additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity.” Please discuss in greater detail the nature of these obligations, the type of entities to which your officers or directors owe these fiduciary or contractual obligations, the number of such entities, and whether scenarios could arise whereby business opportunities may be provided to one of the other entities instead of to TPG Pace Energy Holdings Corp.

The Company has revised the disclosure on pages 7, 28, 81, 103, 113 and 114 in response to the Staff’s comment.

Larry Spirgel

Securities and Exchange Commission

March 31, 2017

Stockholders May Not Have the Ability to Approve our Initial Business Combination, page 81

12.	We note your disclosure that there are certain circumstances which, if occurring, may not require you to seek stockholder approval of a future business combination. Please enhance your disclosure to include greater detail about the factors you will consider when determining whether to seek stockholder approval in those instances where you would not be statutorily required to do so. Explain, for example, how the timing of a proposed transaction would weigh for or against seeking stockholder approval.

The Company has revised the disclosure on page 86 in response to the Staff’s comment.

*        *        *         *        *

Please contact the undersigned at (212) 310-8870 if you have any questions or need further information.

Sincerely yours,

/s/ Jennifer A. Bensch

Jennifer A. Bensch

cc:	Stephen Chazen

President and Chief Executive Officer

TPG Pace Energy Holdings Corp.

Robert Shapiro, Senior Staff Accountant

Robert Littlepage, Accountant Branch Chief

Joshua Shainess, Attorney-Adviser

Kathleen Krebs, Special Counsel

Securities and Exchange Commission

Paul D. Tropp, Esq.

Freshfields Bruckhaus Deringer US LLP

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